SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)

iBASIS, INC.
(Name of Subject Company (Issuer))

KPN B.V.
(Offeror)

KONINKLIJKE KPN N.V.
(Parent of Offeror)

CELTIC ICS INC.
(Wholly Owned Subsidiary of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

450732201
(CUSIP Number of Class of Securities)

Michel Hoekstra
Koninklijke KPN N.V.
Maanplein 55
2516 CK, The Hague, The Netherlands
+31 70 446 2093
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Mark I. Greene, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of Filing Fee(2)
$93,327,384	$5,208
(1)           Estimated for purposes of calculating the filing fee only.  This amount is determined by multiplying 31,109,128 shares of common stock, par value $0.001 per share (the “Shares”), of iBasis, Inc. (the “Company”) by $3.00 per Share, which is the offer price.  Such number of Shares represents the 71,230,202 Shares issued and outstanding as of November 25, 2009, as reported in the Company’s Information Statement filed under cover of Schedule 14f-1 on November 27, 2009, less the 40,121,074 Shares already owned by KPN B.V.

(2)           The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by .0000558.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,690	Filing Party: Koninklijke KPN N.V., KPN B.V., Celtic ICS Inc.
Form or Registration No.: Schedule TO-T	Date Filed: July 28, 2009
Amount Previously Paid: $1,216	Filing Party: Koninklijke KPN N.V., KPN B.V., Celtic ICS Inc.

Form or Registration No.: Schedule TO-T/A	Date Filed: October 5, 2009
Amount Previously Paid: $1,302	Filing Party: Koninklijke KPN N.V., KPN B.V., Celtic ICS Inc.
Form or Registration No.: Schedule TO-T/A	Date Filed: November 23, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐      Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 10 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the Securities and Exchange Commission (the “SEC”) on July 28, 2009, as amended and supplemented from time to time (the “Schedule TO”), by (i) KPN B.V., a private limited liability company organized under the laws of The Netherlands (“Purchaser”) and a wholly owned subsidiary of Koninklijke KPN N.V., a public company incorporated under the laws of The Netherlands (“Parent”), (ii) Parent and (iii) Celtic ICS Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Purchaser.  The Schedule TO relates to the offer (the “Offer”) by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of iBasis, Inc., a Delaware corporation (the “Company”), that are not already owned by Purchaser at a purchase price of $3.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 28, 2009 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9, 11 and 13.

    The initial offering period of the Offer expired at midnight, New York City time, on Friday, December 18, 2009.  According to the Depositary, approximately 26,300,839 Shares had been validly tendered and not withdrawn as of the expiration of the Offer, representing, together with the Shares already owned by Purchaser, approximately 93.2% of the Shares outstanding immediately prior to the expiration of the Offer.  The 26,300,839 tendered Shares also represent approximately 83.1% of the Shares outstanding immediately prior to the expiration of the Offer, excluding Shares owned by Purchaser, Parent or their respective affiliates (including Merger Sub) or the directors or officers of Parent, Purchaser or the Company.  Additional Shares were guaranteed to be delivered within the next three business days, which, if added to the tendered Shares and the Shares already owned by Purchaser, would represent approximately 93.6% of the total outstanding Shares.  Purchaser has accepted for payment all Shares that were validly tendered in the Offer, and payment for such Shares will be made promptly in accordance with the terms of the Offer.

On December 21, 2009, Merger Sub merged with and into the Company in accordance with the short-form merger provisions of Delaware Law without prior notice to, or any action by, any other stockholders of the Company.  In the merger, each Share outstanding immediately prior to the effective time of the merger was converted into the right to receive the same $3.00 in cash per Share, without interest, that was paid in the Offer, except for (i) Shares held by the Company as treasury stock or by the Merger Sub and (ii) Shares owned by Company stockholders who properly demand appraisal in accordance with Delaware Law.  Upon consummation of the merger, the Company became an indirect wholly-owned subsidiary of Parent, and the Company’s common stock will cease to be traded on the NASDAQ Stock Market after Monday, December 21, 2009.

The full text of the press release announcing completion of the Offer is attached as Exhibit (a)(1)(xxi) hereto and incorporated herein by reference.

Item 12.  Exhibits.

(1)      The following exhibits are filed herewith:

(a)(1)(xxi)    Press release issued by Parent on December 21, 2009.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KPN B.V.

by KONINKLIJKE KPN N.V., its sole director

By:	/s/ Michel Hoekstra
Name: Michel Hoekstra
Title: Corporate Legal Officer & Attorney-in-Fact

Date: December 21, 2009

KONINKLIJKE KPN N.V.

By:	/s/ Michel Hoekstra
Name: Michel Hoekstra
Title: Corporate Legal Officer & Attorney-in-Fact

Date: December 21, 2009

CELTIC ICS INC.

By:	/s/ Michel Hoekstra
Name: Michel Hoekstra
Title: Secretary

Date: December 21, 2009

EXHIBIT INDEX
Exhibit No.                      Description

(a)(1)(i)	Offer to Purchase dated July 28, 2009*
(a)(1)(ii)	Letter of Transmittal*
(a)(1)(iii)	Notice of Guaranteed Delivery*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(vi)	Summary Advertisement published in the Wall Street Journal on July 28, 2009*
(a)(1)(vii)	Letter dated July 12, 2009 to the board of directors of iBasis, Inc. (incorporated by reference to Exhibit D to the Schedule 13D amendment filed by Purchaser, Parent and Merger Sub on July 13, 2009)*
(a)(1)(viii)	Press release issued by Parent on July 13, 2009 (incorporated by reference to Exhibit E to the Schedule 13D amendment filed by Purchaser, Parent and Merger Sub on July 13, 2009)*
(a)(1)(ix)	Press release issued by Parent on August 6, 2009*
(a)(1)(x)	Press release issued by Parent on August 13, 2009*
(a)(1)(xi)	Press release issued by Parent on August 21, 2009*
(a)(1)(xii)	Press release issued by Parent on October 5, 2009*
(a)(1)(xiii)	Press release issued by Parent on October 20, 2009*
(a)(1)(xiv)	Supplement to Offer to Purchase, dated November 23, 2009.*
(a)(1)(xv)	Amended and Restated Letter of Transmittal.*
(a)(1)(xvi)	Amended and Restated Notice of Guaranteed Delivery.*
(a)(1)(xvii)	Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(xviii)	Revised Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(xix)	Press release issued by Parent and the Company, dated November 23, 2009.*
(a)(1)(xx)	Press release issued by Parent, dated December 9, 2009.*
(a)(1)(xxi)	Press release issued by Parent, dated December 21, 2009.
(a)(2)(i)	Solicitation/Recommendation Statement on Schedule 14D-9, dated July 30, 2009.*
(a)(2)(ii)	Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9, dated July 31, 2009.*
(a)(2)(iii)	Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9, dated August 4, 2009.*
(a)(2)(iv)	Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9, dated August 6, 2009.*
(a)(2)(v)	Solicitation/Recommendation Statement (Amendment No. 4) on Schedule 14D-9, dated August 7, 2009.*
(a)(2)(vi)	Solicitation/Recommendation Statement (Amendment No. 5) on Schedule 14D-9, dated August 12, 2009.*
(a)(2)(vii)	Solicitation/Recommendation Statement (Amendment No. 6) on Schedule 14D-9, dated August 14, 2009.*
(a)(2)(viii)	Solicitation/Recommendation Statement (Amendment No. 7) on Schedule 14D-9, dated August 17, 2009.*
(a)(2)(ix)	Solicitation/Recommendation Statement (Amendment No. 8) on Schedule 14D-9, dated August 18, 2009.*
(a)(2)(x)	Solicitation/Recommendation Statement (Amendment No. 9) on Schedule 14D-9, dated August 24, 2009.*
(a)(2)(xi)	Solicitation/Recommendation Statement (Amendment No. 10) on Schedule 14D-9, dated September 14, 2009.*
(a)(2)(xii)	Solicitation/Recommendation Statement (Amendment No. 11) on Schedule 14D-9, dated October 5, 2009.*
(a)(2)(xiii)	Solicitation/Recommendation Statement (Amendment No. 12) on Schedule 14D-9, dated October 9, 2009.*
(a)(2)(xiv)	Solicitation/Recommendation Statement (Amendment No. 13) on Schedule 14D-9, dated October 15, 2009.*
(a)(2)(xv)	Solicitation/Recommendation Statement (Amendment No. 14) on Schedule 14D-9, dated October 20, 2009.*
(a)(2)(xvi)	Solicitation/Recommendation Statement (Amendment No. 15) on Schedule 14D-9, dated November 5, 2009.*
(a)(2)(xvii)	Solicitation/Recommendation Statement (Amendment No. 16) on Schedule 14D-9, dated November 23, 2009.*
(a)(5)(i)
Complaint filed by the Company on August 3, 2009 in action captioned as iBasis, Inc. v. Koninklijke KPN N.V., et al., Civil Action No. 4774-VCS, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(9) to Amendment No. 2 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on August 4, 2009)*

(a)(5)(ii)
Answer and Counterclaims filed by Parent on August 13, 2009 in action captioned as iBasis, Inc. v. Koninklijke KPN N.V., et al., Civil Action No. 4774-VCS, in the Court of Chancery of the State of Delaware*

(a)(5)(iii)
Complaint filed by the Company on August 18, 2009 in action captioned as iBasis, Inc. v. Koninklijke KPN N.V., et al., No. 09 CV 7288, in the United States District Court for the Southern District of New York (incorporated by reference to Exhibit (a)(18) to Amendment No. 8 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on August 18, 2009)*

(a)(5)(iv)	Email dated October 24, 2008 attaching KPN Presentation (JX51a).*
(a)(5)(v)	KPN Presentation dated November 2008 (incorrectly dated “November 2009”) (JX162).*
(a)(5)(vi)	Email dated April 6, 2009 attaching KPN Presentation (JX230).*
(a)(5)(vii)	Email dated April 6, 2009 attaching KPN Presentation (JX193a).*

(a)(5)(viii)	Email dated April 7, 2009 attaching KPN Presentation (JX240).*
(a)(5)(ix)	Email dated April 7, 2009 attaching KPN Presentation (JX192).*
(a)(5)(x)	Email dated April 7, 2009 attaching KPN Presentation (JX85).*
(a)(5)(xi)	KPN Presentation dated April 9, 2009 (JX195).*
(a)(5)(xii)	KPN Presentation dated April 9, 2009 (JX243).*
(a)(5)(xiii)	Email dated April 14, 2009 attaching KPN Presentation (JX246a).*
(a)(5)(xiv)	KPN Presentation dated April 16, 2009 (JX247).*
(a)(5)(xv)	Email dated April 21, 2009 attaching KPN Presentation (JX1278).*
(a)(5)(xvi)	Email dated April 29, 2009 attaching KPN Presentation (JX96).*
(a)(5)(xvii)	KPN Presentation dated May 28, 2009 (JX197).*
(a)(5)(xviii)	Email dated June 2, 2009 attaching KPN Presentation (JX103).*
(a)(5)(xix)	KPN Presentation dated June 4, 2009 (JX105).*
(a)(5)(xx)	Email dated June 10, 2009 attaching KPN Presentation (JX261).*
(a)(5)(xxi)	Email dated June 11, 2009 attaching KPN Presentation (JX1280a).*
(a)(5)(xxii)	Email dated June 12, 2009 attaching KPN Presentation (JX115a).*
(a)(5)(xxiii)	Email dated July 7, 2009 attaching KPN Presentation (JX198a).*
(a)(5)(xxiv)	KPN Presentation dated July 8, 2009 (JX124).*
(a)(5)(xxv)
Stipulation Dismissing with Prejudice By Counsel to the Company, Parent, Purchaser, Merger Sub, and individual members of the board of directors of the Company and individual officers and members of the Supervisory Board and Board of Management of Parent, filed in iBasis, Inc. v. Koninklijke KPN N.V., et al., Civil Action No. 4774-VCS (in the Court of Chancery of the State of Delaware) and dated November 23, 2009.*

(a)(5)(xxvi)
Stipulation Dismissing with Prejudice By Counsel to the Company, Parent, Purchaser, Merger Sub, and individual members of the board of directors of the Company and individual officers and members of the Board of Management of Parent, filed in iBasis, Inc. v. Koninklijke KPN N.V., et al., No. 09 CV 7288 (in the United States District Court for the Southern District of New York) and dated November 23, 2009.*

(b)
Euro 1,500,000,000 Syndicated Revolving Credit Agreement dated as of August 16, 2006 among Parent, ABN AMRO Bank N.V., as facility agent, an original lender, a mandated lead arranger, euro swingline agent and dollar swingline agent, and the other financial institutions party thereto (incorporated by reference to Exhibit C to the Schedule 13D amendment filed by Purchaser, Parent and Merger Sub on July 13, 2009)*

(c)(i)	Presentation of Morgan Stanley dated July 8, 2009*
(c)(ii)	Presentation of Morgan Stanley dated June 3, 2009*
(c)(iii)	Presentation of Morgan Stanley dated May 13, 2009*
(c)(iv)	Morgan Stanley Discussion Materials dated May 22, 2009*
(c)(v)	Morgan Stanley Discussion Materials dated June 2, 2009*
(d)(i)
Share Purchase and Sale Agreement dated as of June 21, 2006 between the Company and Purchaser (incorporated by reference to Exhibit 2 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)*

(d)(ii)
Amendment No. 1 dated as of December 18, 2006 to Share Purchase and Sale Agreement between the Company and Purchaser (incorporated by reference to Exhibit 3 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)*

(d)(iii)
Amendment No. 2 dated as of April 26, 2007 to Share Purchase and Sale Agreement between the Company and Purchaser (incorporated by reference to Exhibit 4 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)*

(d)(iv)
Amendment No. 3 dated as of August 1, 2007 to Share Purchase and Sale Agreement between the Company and Purchaser (incorporated by reference to Exhibit 5 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)*

(d)(v)
Registration Rights Agreement dated as of October 1, 2007 between the Company and Purchaser (incorporated by reference to Exhibit 4.01 to the Current Report on Form 8-K filed by the Company on October 5, 2007)*

(d)(vi)	Second Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3.01 to the Current Report on Form 8-K filed by the Company on October 5, 2007)*
(d)(vii)	Amendment No. 1 to the Second Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on November 14, 2007)*
(d)(viii)	Settlement Agreement dated as of November 22, 2009 among Parent, Purchaser, Merger Sub and the Company.*
(f)	Section 262 of the General Corporation Law of the State of Delaware (included as Schedule II to the Offer to Purchase)*
(f)(ii)	Amended Section 262 of the General Corporation Law of the State of Delaware, effective as of August 1, 2009 (included as Schedule I to the Supplement)*
(g)	None
(h)	None
(i)	Power of Attorney dated as of July 11, 2009*
__________________
* Previously filed